LAIDLAW & COMPANY (UK) LTD.

546 Fifth Avenue, 5th Floor

New York, New York 10036

April 22, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Re:	Viking Therapeutics, Inc. (the “Company”)
File No. 333-197182
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of the Company that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:30p.m. Eastern Time on April 28, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that through the date hereof, the preliminary prospectus, dated April 9, 2015 and the preliminary prospectus, dated April 22, 2015, was distributed approximately as follows:

Sent to Underwriters:	2
Sent to Dealers:	1
Sent to Institutional Investors:	375
Sent to Others:	975
Total:	1,353

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

LAIDLAW & COMPANY (UK) LTD.

as representative of the underwriters

By:	/s/ Hugh Regan
Name: Hugh Regan
Title: Executive Director